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Tooraj Helmi
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We are super excited to announce that Apsy is now a Techstars-backed company. We will be joining the summer cohort in 2022! Just a bit of background about us:
We are a fast-growing LA-based startup creating the first true AI human-out-of-the-loop app builder SaaS. In just a few months after our first anniversary, we see fast growth - MRR has been growing 5K over the recent months. We can build elegant, affordable, custom mobile/web apps at significantly low prices and short durations using our platform. I invite you to visit us at: www.apsy.io
We are also running a crowdfunding campaign at WeFunder. You can support us at: www.wefunder.com/apsy.io
Posted Yesterday, May 16
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WeFunder Crowdfunding Campaign
Tooraj Helmi (Apsy)
FUN02
6 days ago
CEO @ www.apsy.io
If you plan to run a campaign on WeFunder, it would be great to start with this link. WeFunder will give you and me a $2500 reward. Also, I can give you some hints on how it works.
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Tooraj Helmi 9:11 AM
Saturday, May 14th
We are super excited to announce that ars-backed company. We will be joining the summer cohort in 2022! 🚀🚀
Just a bit of background about us:
We are a fast-growing LA-based startup creating the first true AI human-out-of-the-loop app builder SaaS. In just a few months after our first anniversary, we see fast growth - MRR has been growing 5K over the recent months. Using our platform, we can build elegant affordable, custom mobile/web apps at significantly low prices and short durations.
I invite you to visit us at: http://www.apsy.io
We are also running a crowdfunding campaign at WeFunder. You can support us at: http://www.wefunder.com/apsy.io 🚀🚀 (edited)
Apsy
Apsy Inc
Native Apps via Machine Programming. Machines Do It Better.
Apsy.io on Wefunder
Invest in Apsy.io: Next-gen AI platform to build your app, your way, no compromises.
Next-gen AI platform to build your app, your way, no compromises. (30 kB)
The Highest Quality Apps
Built intelligently by the Apsy Machine
Your app, your way, no compromises


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Saturday, May 14th
Tooraj - Apsy 9:11 AM
We are super excited to announce that Apsy is now a Techstars-backed company. We will be joining the summer cohort in 2022! 🚀🚀
Just a bit of background about us:
We are a fast-growing LA-based startup creating the first true AI human-out-of-the-loop app builder SaaS. In just a few months after our first anniversary, we see fast growth - MRR has been growing 5K over the recent months. Using our platform, we can build elegant affordable, custom mobile/web apps at significantly low prices and short durations.
I invite you to visit us at: www.apsy.io
We are also running a crowdfunding campaign at WeFunder. You can support us at: www.wefunder.com/apsy.io 🚀🚀 (edited)
Apsy.io on Wefunder
Invest in Apsy.io: Next-gen AI platform to build your app, your way, no compromises.
Next-gen AI platform to build your app, your way, no compromises. (30 kB)
APSY
The Highest Quality Apps
Built intelligently by the Apsy Machine
Your app, your way, no compromises
28
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22


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Tooraj Helmi 9:11 AM
Saturday, May 14th
We are super excited to announce that ... rs-backed company. We will be joining the summer cohort in 2022!
Just a bit of background about us:
We are a fast-growing LA-based startup creating the first true AI human-out-of-the-loop app builder SaaS. In just a few months after our first anniversary, we see fast growth - MRR has been growing 5K over the recent months. Using our platform, we can build elegant affordable, custom mobile/web apps at significantly low prices and short durations.
I invite you to visit us at: http://www.apsy.io
We are also running a crowdfunding campaign at WeFunder. You can support us at: http://www.wefunder.com/apsy.io (edited)
Apsy
Apsy Inc
Native Apps via Machine Programming. Machines Do It Better.
Apsy.io on Wefunder
Invest in Apsy.io: Next-gen AI platform to build your app, your way, no compromises.
Next-gen AI platform to build your app, your way, no compromises. (30 kB)
The Highest Quality Apps
Built intelligently by the Apsy Machine
Your app, your way, no compromises

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.